UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             COMPUTER LITERACY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class and Securities)

                                    20520N108
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



CUSIP No. 20520N108                                         Page 2 of 7 Pages

--------------------- --------------------------------------------------------


   1         NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Needham Capital Partners II, L.P.
              13-3982694

   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                           (a)  |_|
                                           (b)  |_|

   3         SEC USE ONLY

   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

  NUMBER OF          5    SOLE VOTING POWER
   SHARES                 359,535
 BENEFICIALLY        6    SHARED VOTING POWER
  OWNED BY                246,055
    EACH
 REPORTING           7    SOLE DISPOSITIVE POWER
  PERSON                  359,535
   WITH:
                     8    SHARED DISPOSITIVE POWER
                          246,055

   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               605,590 (Includes 79,388 shares held by Needham Capital Partners II (Bermuda) and 166,667 shares held by Needham Capital SBIC, L.P.)

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                        |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.42%

   12      TYPE OF REPORTING PERSON*

                   BD
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2-

                                  SCHEDULE 13G



CUSIP No.20520N108                                          Page 3 of 7 Pages

--------------------- --------------------------------------------------------


   1         NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Needham Capital Partners II (Bermuda)
              13-3982686

   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                     (a)  |_|
                                     (b)  |_|

   3         SEC USE ONLY

   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

  NUMBER OF        5    SOLE VOTING POWER
   SHARES               79,388
 BENEFICIALLY      6    SHARED VOTING POWER
  OWNED BY              526,202
    EACH
  REPORTING        7    SOLE DISPOSITIVE POWER
   PERSON               79,388
    WITH:
                   8    SHARED DISPOSITIVE POWER
                        526,202

   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               605,590           (Includes   359,535   shares  held  by  Needham
                                 Capital Partners II, L.P. and 166,667 shares held by Needham Capital SBIC, L.P.)

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                   |_|

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.42%

   12     TYPE OF REPORTING PERSON*

                  BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3-

                                  SCHEDULE 13G



CUSIP No. 20520N108                                         Page 4 of 7 Pages

--------------------- --------------------------------------------------------


   1         NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Needham Capital SBIC, L.P.
              13-3772547

   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                          (a)  |_|
                                          (b)  |_|

   3         SEC USE ONLY

   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

 NUMBER OF       5    SOLE VOTING POWER
  SHARES              166,667
BENEFICIALLY     6    SHARED VOTING POWER
 OWNED BY             438,923
   EACH
REPORTING        7    SOLE DISPOSITIVE POWER
 PERSON               166,667
   WITH:
                 8    SHARED DISPOSITIVE POWER
                       438,923

   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               605,590 (Includes 359,535 shares held by Needham Capital Partners II, L.P. and 79,388 shares held by Needham Capital Partners II (Bermuda).


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                   |_|

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.42%

   12     TYPE OF REPORTING PERSON*
                  BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4-

Item 1(a).      Name of Issuer:

         Computer Literacy, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

         1308 Orleans Drive
         Sunnyvale, CA 94089


Item 2(a).      Name of Person Filing:

         See Item 1 of the cover pages attached hereto

Item 2(b).      Address of Principal Business Office, or if None, Residence:

         445 Park Avenue
         New York, New York  10022

         (This is the address for all parties listed in Item 1 of the cover pages attached hereto)

Item 2(c).      Citizenship:

         See Item 4 of the cover pages attached hereto

Item 2(d).      Title of Class of Securities:

         Common Stock

Item 2(e).      Cusip Number:

         20520N108

Item 3.

         Not Applicable

Item 4.         Ownership:

         (a)  Amount beneficially owned:

         See Item 9 of the cover page attached hereto

         (b) Percent of Class:

         See Item 11 of the cover page attached hereto


                                       5-

         (c) See Items 5 through 8 of the cover pages attached hereto.

        Needham  Capital  Partners  II,  L.P.,   Needham  Capital  Partners  II
        (Bermuda) and Needham Capital SBIC, L.P. (Each a "Limited Partnership" and collectively, the "Limited Partnerships") share the same General Partners who have absolute investment and voting authority over the shares held by the Limited Partnerships. Each Limited Partnership may also be deemed an affiliate of Needham & Company, Inc., a registered
        broker-dealer.   The  aggregate  shares  reported  by  Needham  Capital
        Partners II, L.P. include 166,667 shares held by Needham Capital SBIC, L.P. and 79,388 shares held by Needham Capital Partners II (Bermuda). The aggregate shares reported by Needham Capital SBIC, L.P. include 359,535 shares held by Needham Capital Partners II, L.P. and 79,388 shares held by Needham Capital Partners II (Bermuda). The aggregate shares reported by Needham Capital Partners II (Bermuda) include 166,667 shares held by Needham Capital SBIC, L.P. and 359,535 shares held by Needham Capital Partners II, L.P. Each Limited Partnership expressly disclaims ownership of securities held by any other Limited Partnership.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:

         Not Applicable

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                       6-

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 1999

                                               NEEDHAM CAPITAL PARTNERS II, L.P.


                                                /s/  Glen Albanese
                                                      (Signature)


                                        Glen Albanese, Chief Financial Officer

                                                         (Name/Title)


                                         NEEDHAM CAPITAL PARTNERS II (BERMUDA)


                                               /s/   Glen Albanese
                                                      (Signature)


                                       Glen Albanese, Chief Financial Officer
                                                      (Name/Title)


                                               NEEDHAM CAPITAL SBIC, L.P.

                                                      /s/ Glen Albanese
                                                          (Signature)


                                       Glen Albanese, Chief Financial Officer
                                                          (Name/Title)


                                       7-